Exhibit 99.1

For Investors: Keith Helming Chief Financial Officer +31 20 655 9670 khelming@aercap.com
Peter Wortel Investor Relations +31 20 655 9658 pwortel@aercap.com
PRESS RELEASE Amsterdam, Netherlands November 4, 2014	For Media: Frauke Oberdieck Corporate Communications +31 20 655 9616 foberdieck@aercap.com

AerCap Holdings N.V. Reports Record Third Quarter Financial Results

●	Adjusted net income was $315.8 million for the third quarter of 2014, an increase of 253% over the same period in 2013.
●	Adjusted earnings per share were $1.49 for the third quarter of 2014, an increase of 89% over the same period in 2013.

Operational Update

●	The integration of the ILFC business remains on track. The primary IT systems were successfully integrated on schedule by the end of the third quarter of 2014.
●	Annualized net spread percentage for the third quarter was 10.1%, up from 8.8% in the same period of 2013.
●
Our fleet utilization rate was 99.3% for the third quarter of 2014. The average age of the owned fleet as of September 30, 2014 was 7.6 years and the average remaining contracted lease term was 5.5 years.

●	We executed 134 aircraft transactions during the third quarter of 2014.
●
As of September 30, 2014, we had committed to purchase 391 aircraft with scheduled delivery dates up to 2022. Over 90% of our committed aircraft purchases delivering through December 2016 and nearly 60% delivering through 2019 are placed, either under lease contract or letter of intent.

●	Nearly all of the ILFC aircraft as well as substantial business operations have been transferred to Ireland.
●	As of September 30, 2014, we had $6.6 billion of available liquidity. Since the announcement of the ILFC transaction in December 2013, $8.9 billion of funding has been raised.

Aengus Kelly, CEO of AerCap, commented: “The third quarter of 2014 was the first fully consolidated quarter and I am pleased to report that we have achieved record earnings of over $300 million and ended the quarter with total assets of $44 billion. These financial results are a testament to the success of the integration and the tireless efforts of the entire AerCap team around the globe.”

Third Quarter Key Highlights

●	We purchased nine aircraft with a total value of $0.7 billion and exercised an option to purchase 50 A320neo family aircraft from Airbus.
●	We executed $1.5 billion of financing transactions, including the previously announced private placement of $800 million of notes.
●
We signed agreements with Virgin Atlantic Airways for the purchase and leaseback of seven Boeing 787 aircraft that Virgin Atlantic Airways has on order from Boeing. The lease terms for all aircraft are twelve years and deliveries will start in October 2014.

Third Quarter 2014 Financial Results

●
Third quarter 2014 reported net income was $340.9 million, compared with $83.6 million for the same period in 2013. Third quarter 2014 reported basic earnings per share were $1.61, compared with $0.74 for the same period in 2013. The increase in net income and earnings per share over third quarter 2013 were driven primarily by the ILFC transaction.

●
Third quarter 2014 adjusted net income was $315.8 million, compared with $89.4 million for the same period in 2013. Third quarter 2014 adjusted earnings per share were $1.49, compared with $0.79 for the same period in 2013. The increase in adjusted net income and earnings per share over third quarter 2013 were driven primarily by the ILFC transaction.

●
Net interest margin earned on lease assets, or net spread, was $905.8 million in the third quarter of 2014 compared with $174.8 million for the same period in 2013. Annualized net spread percentage was 10.1% for the third quarter 2014, compared with 8.8% for the same period in 2013. The increase was primarily attributable to the ILFC transaction.

●	The adjusted debt to equity ratio was 3.5 to 1 at September 30, 2014, compared to 2.6 to 1 for the same period in 2013, reflecting our acquisition of ILFC.
●	Total assets were $43.9 billion as of September 30, 2014.

Net Income/Earnings Per Share

Set forth below are the details to reconcile reported net income to adjusted net income, including the specific adjustments.

	Three months ended September 30,			Nine months ended September 30,
	2014	2013	% increase/ (decrease)	2014	2013	% increase/ (decrease)
	(US dollars in millions except share and per share amounts)			(US dollars in millions except share and per share amounts)
Net income	$340.9	$83.6	308%	$534.0	$226.8	135%

Adjusted for:
Market-to-market interest rate caps and swaps, net of tax	0.4	3.7	(89%)	10.4	(8.3)	NA
Share-based compensation, net of tax	22.5	2.1	971%	37.8	6.0	530%
Transaction and integration related expenses, net of tax	12.5	–	NA	119.8	–	NA
Maintenance rights related expenses, net of tax	(60.6)	–	NA	(93.9)	–	NA
Adjusted net income	$315.8	$89.4	253%	$608.1	$224.5	171%

Adjusted earnings per share – basic	$1.49	$0.79	89%	$3.71	$1.98	88%

Third quarter 2014 adjusted net income increased 253% over the same period in 2013 and third quarter 2014 adjusted earnings per share increased 89% over the same period in 2013. The increases were driven primarily by the ILFC transaction. Reported and adjusted net income included $20 million of non-recurring income.

Adjusted net income reflects expensing the maintenance rights asset over the remaining economic life of the aircraft as compared to expensing this asset during the remaining lease term as reflected in reported net income.  The maintenance rights asset represents the difference between the actual physical condition of the aircraft at the ILFC acquisition date and the value based on the contractual return conditions in the lease contracts. We believe this measure may further assist investors in their understanding of our operational and financial performance. The difference in the two methods will have no economic impact as it is non-cash and equalizes over time.

Revenue and Net Spread

	Three months ended September 30,			Nine months ended September 30,
	2014	2013	% increase/ (decrease)	2014	2013	% increase/ (decrease)
	(US dollars in millions)			(US dollars in millions)

Lease revenue:
Basic lease rents	$1,172.3	$234.3	400%	$2,123.8	$666.7	219%
Maintenance rents and other receipts	49.8	23.7	110%	110.7	47.9	131%
Lease revenue	1,221.1	258.0	374%	2,234.5	714.6	213%
Net gain on sale of assets	2.8	10.7	(74%)	31.6	32.2	(2%)
Other income	26.1	10.7	144%	56.6	25.4	123%
Total revenues and other income	$1251.0	$279.4	348%	$2,322.7	$772.2	201%

Basic lease rents were $1,172.3 million for the third quarter of 2014, compared with $234.3 million in the same period in 2013. The increase was driven primarily by the ILFC transaction and new aircraft purchases. Our average lease assets were $35.9 billion, compared with $8.0 billion for the same period in 2013.

Lease revenue for the third quarter of 2014 was $1,222.1 million, compared with $258.0 million for the same period in 2013.

Net gain on sale of assets for the third quarter of 2014 was $2.8 million, compared with $10.7 million for the same period in 2013.

Other income for the third quarter of 2014 was $26.1 million, compared with $10.7 million for the same period in 2013. The increase was driven by the ILFC acquisition and relates primarily to income from our AeroTurbine subsidiary.

	Three months ended September 30,			Nine months ended September 30,
	2014	2013	% increase/ (decrease)	2014	2013	% increase/ (decrease)
	(US dollars in millions)			(US dollars in millions)

Basic lease rents	$1,172.3	$234.3	400%	$2,123.8	$666.7	219%

Interest expenses	267.0	63.7	319%	502.3	169.3	197%

Adjusted for:
Mark-to-market of interest rate caps and swaps	(0.5)	(4.2)	(88%)	(11.9)	9.5	NA

Adjusted interest expenses	266.5	59.5	348%	490.4	178.8	174%

Net interest margin, or net spread	$905.8	$174.8	418%	$1,633.4	$487.9	235%

As shown in the table above, adjusted interest expenses were $266.5 million in the third quarter of 2014, a 348% increase compared with the same period in 2013. Net spread was $905.8 million in the third quarter of 2014, a 418% increase compared with the same period in 2013.

Selling, General and Administrative Expenses

	Three months ended September 30,			Nine months ended September 30,
	2014	2013	% increase/ (decrease)	2014	2013	% increase/ (decrease)
	(US dollars in millions)			(US dollars in millions)

Share-based compensation expenses	25.7	2.4	971%	43.2	6.9	526%
Other selling, general and administrative expenses	70.3	21.0	235%	139.2	60.8	129%
Total selling, general and administrative expenses	$96.0	$23.4	310%	$182.4	$67.7	169%

The increase in selling, general, and administrative expenses, period over period, reflects the ILFC acquisition.

Effective Tax Rate

AerCap’s blended effective tax rate during the first nine months of 2014 was 17.5%. The blended effective tax rate for the year ended December 31, 2013 was 8.4%. The increase is driven primarily by the ILFC acquisition. The blended effective tax rate in any year is impacted by the source and amount of earnings among AerCap’s different tax jurisdictions.

Financial Position

	September 30, 2014	December 31, 2013	% increase/(decrease) over December 31, 2013
	(US dollars in millions except d/e ratio)

Total cash (incl. restricted)	$2,417.6	$568.3	325%
Flight equipment held for operating leases, net	31,852.6	8,085.9	294%
Total assets	43,865.3	9,451.1	364%
Debt	30,827.6	6,236.9	394%
Total liabilities	36,220.7	7,021.9	416%
Total equity	7,644.6	2,429.2	215%

Adjusted	3.5	2.6	35%

As of September 30, 2014, AerCap’s portfolio consisted of 1,676 aircraft that were owned (including aircraft owned by AerDragon, a non-consolidated joint venture), on order, under contract or managed. The average age of the owned fleet as of September 30, 2014 was 7.6 years and the average remaining contracted lease term was 5.5 years.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of each such measure to the most closely related GAAP measure. We believe these measures may further assist investors in their understanding of our operational performance.

Adjusted net income and adjusted earnings per share. These measures are determined by adding non-cash charges relating to gains and losses created by a mark-to-market on our interest rate caps and swaps, share based compensation, an adjustment for maintenance rights related expense, and transaction and integration related expenses during the applicable period, net of related tax benefits, to GAAP net income. The average number of shares is based on a daily average.

We use interest rate caps and swaps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash flows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps and some of our swaps. As a result, we recognize the change in fair value of these interest rate caps and swaps in our income statement during each period.

The adjustment for maintenance rights related expense is based on the difference between expensing the maintenance rights asset during the remaining lease term as described below as compared to expensing this asset straight-line over the remaining economic life of the aircraft. For those contracts which pay maintenance deposit rents during the lease term, the maintenance rights asset is expensed at the time the lessee provides us with an invoice for reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage. For those contracts which have an end-of-lease compensation requirement relating to the maintenance condition of the aircraft, the maintenance rights asset is expensed upon lease termination to the extent the lease end cash compensation paid to us is less than the maintenance right asset.

In addition, adjusted net income excludes the following non-recurring charges:

•	Third quarter 2014 adjusted net income of $315.8 million excludes expenses relating to the ILFC transaction of $12.6 million, net of tax.
•	Adjusted net income of $608.1 million for the nine months ended September 30, 2014 excludes expenses relating to the ILFC transaction and integration of $119.8 million, net of tax.

In addition to GAAP net income and earnings per share, we believe these measures may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. A reconciliation of adjusted net income to net income for the three and nine month periods ended September 30, 2014 and 2013 is presented in a table under the Net Income/Earnings Per Share section of this press release.

Net interest margin, or net spread (refer to second table under Revenue and Net Spread section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from changes in the amount of debt and interest rates.

Adjusted debt to equity ratio. This measure is the ratio obtained by dividing adjusted net debt by adjusted shareholders’ equity. Adjusted net debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to $1.0 billion of subordinated debt. Adjusted shareholders’ equity means total shareholders’ equity, plus the 50% equity credit. Adjusted net debt and adjusted shareholders’ equity are adjusted by the 50% equity credit to reflect the equity nature of that financing arrangement, to provide information in line with definitions under certain of our debt covenants.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Tuesday, November 4, 2014, at 9:00 am Eastern Time / 3:00 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) +1-212-444-0895 or (International) +31-20-716-8257 and referencing code 1972821 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

In addition, an Investor & Analyst Meeting will be hosted by AerCap’s management today, Tuesday, November 4, 2014, at 11:30 am Eastern Time at The New York Palace Hotel (Drawing room), 455 Madison Avenue, New York. Doors will open at 11:00 am.

A webcast replay of the earnings conference call will be archived in the “Investor Relations” section of the Company’s website for one year.

To participate in either event, please register by emailing: aercap@instinctif.com

For further information, contact Peter Wortel: +31-20-655-9658 (pwortel@aercap.com) or Mark Walter and Jenny Payne (Instinctif Partners): +44-20-7457-2020 (aercap@instinctif.com).

About AerCap Holdings N.V.

AerCap is the global leader in aircraft leasing with approximately 1,700 owned, managed or on order aircraft in its portfolio. AerCap has one of the most attractive order books in the industry. AerCap serves over 200 customers in more than 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

The results of ILFC have been consolidated in AerCap Holdings N.V.’s financial statements as of May 14, 2014, the completion date of the acquisition.

AerCap Holdings N.V.
Unaudited Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	September 30, 2014	December 31, 2013

Assets
Cash and cash equivalents	$1,744,294	$295,514
Restricted cash	673,307	272,787
Trade receivables	139,846	5,203
Flight equipment held for operating leases, net	31,852,581	8,085,947
Maintenance rights intangible and lease premium, net (*)	4,228,491	9,354
Flight equipment held for sale	17,302	–
Net investment in finance and sales-type leases	260,399	31,995
Prepayments on flight equipment	3,414,327	223,815
Other intangibles, net	447,551	–
Deferred income tax assets	171,119	121,663
Other assets	916,067	404,863
Total Assets	$43,865,284	$9,451,141

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	$1,105,612	$164,222
Accrued maintenance liability	3,277,240	466,293
Lessee deposit liability	821,825	92,660
Debt	30,827,610	6,236,892
Deferred income tax liabilities	188,442	61,842
Total liabilities	36,220,729	7,021,909

Ordinary share capital €0.01 par value (350,000,000 ordinary shares authorized, 212,318,291 ordinary shares issued and outstanding at September 30, 2014 and 113,783,799 ordinary shares issued and outstanding at December 31, 2013)	2,559	1,199
Additional paid-in capital	5,533,161	934,024
Accumulated other comprehensive loss	(5,526)	(9,890)
Accumulated retained earnings	2,033,996	1,500,039
Total AerCap Holdings N.V. shareholders’ equity	7,564,190	2,425,372
Non-controlling interest	80,365	3,860
Total Equity	7,644,555	2,429,232

Total Liabilities and Equity	$43,865,284	$9,451,141

(*) Includes $4,128 million maintenance rights intangible, and the remaining amount relates to lease premium.

AerCap Holdings N.V.
Unaudited Consolidated Income Statements
(in thousands of U.S. Dollars, except share and per share data)
	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Revenues and other income	$1,222,107	$258,005	2,234,454	$714,614
Lease revenue	2,786	10,749	31,578	32,240
Net gain on sale of assets	26,139	10,618	56,608	25,378
Other income	1,251,032	279,372	2,322,640	772,232
Total Revenues and other income

Expenses
Depreciation and amortization	455,122	87,460	821,253	248,999
Asset impairment	1,584	9,193	1,871	11,854
Interest expenses	266,964	63,654	502,338	169,342
Operating lease-in costs	–	–	–	550
Leasing expenses	28,939	5,529	64,273	30,775
Transaction and integration related expenses	14,386	–	136,863	–
Selling, general and administrative expenses	96,011	23,398	182,398	67,661
Total Expenses	863,006	189,234	1,708,996	529,181

Income from continuing operations before income taxes and income of investments accounted for under the equity method	388,026	90,138	613,644	243,051

Provision for income taxes	(66,777)	(7,661)	(107,388)	(20,659)
Net income of investments accounted for under the equity method	21,037	3,042	27,200	7,150

Net income	342,286	85,519	533,456	229,542

Net (income) loss attributable to non-controlling interest	(1,341)	(1,871)	501	(2,755)

Net income attributable to AerCap Holdings N.V.	$340,945	$83,648	$533,957	$226,787

Total basic earnings per share	$1.61	$0.74	$3.26	$2.00
Total diluted earnings per share	$1.59	$0.73	$3.21	$1.98

Weighted average shares outstanding – basic	212,070,104	113,508,375	163,722,591	113,424,415
Weighted average shares outstanding – diluted	214,398,654	114,921,601	166,095,640	114,751,946

AerCap Holdings N.V.
Unaudited Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Nine months ended September 30,
	2014	2013

Net income	$533,456	$229,542
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	821,253	248,999
Asset impairment	1,871	11,854
Amortization of debt issuance costs and debt discount	74,284	36,020
Amortization of lease premium intangibles	11,618	6,534
Accretion of fair value adjustment on debt	(208,510)	–
Maintenance rights expense	879	–
Net gain on sale of assets	(31,578)	(32,240)
Mark-to-market of non-hedged derivatives	11,933	(9,600)
Deferred income taxes	102,721	13,806
Share-based compensation	43,231	6,914
Changes in operating assets and liabilities:
Trade receivables	88,612	(115)
Maintenance rights intangible	26,595	–
Other assets	85,179	(17,794)
Accounts payable, accrued expenses and other liabilities	(63,183)	16,568
Net cash provided by operating activities	1,498,361	510,488

Purchase of flight equipment	(1,373,863)	(1,550,574)
Proceeds from sale or disposal of assets	487,555	577,252
Prepayments on flight equipment	(265,249)	(156,273)
Acquisition of ILFC, net of cash acquired	(195,311)	–
Capital contributions	–	(13,180)
Collections of finance and sales-type leases	38,332	1,489
Movement in restricted cash	326,604	609
Net cash used in investing activities	(981,932)	(1,140,677)

Issuance of debt	4,453,455	1,799,568
Repayment of debt	(3,562,887)	(1,389,132)
Debt issuance costs paid	(111,190)	(22,183)
Maintenance payments received	333,194	74,960
Maintenance payments returned	(162,824)	(45,708)
Security deposits received	48,052	21,580
Security deposits returned	(62,448)	(11,057)
Net cash provided by financing activities	935,352	428,028

Net increase (decrease) in cash and cash equivalents	1,451,781	(202,161)
Effect of exchange rate changes on cash and cash equivalents	(3,001)	(142)
Cash and cash equivalents at beginning of period	295,514	520,401
Cash and cash equivalents at end of period	$1,744,294	$318,098

Certain reclassifications have been made to Unaudited Consolidated Statement of Cash Flows for the nine months ended September 30, 2013 to reflect the current year presentation.